UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

B of I Holding, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05566u108

(CUSIP Number)

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Douglas E. Damon CPA
PO Box 19190
Reno, Nevada 89511-0853

(Date of Event which Requires Filing of this Statement)

April 14, 2010
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Chipman First Family Limited Partnership

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
The Chipman First Family Limited Partnership is a Nevada limited partnership, Michael and Evelyn Chipman are citizens of the United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
716,660

9. Sole Dispositive Power

10. Shared Dispositive Power
716,660

11. Aggregate Amount Beneficially Owned by Each Reporting Person
716,660
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.28%
14. Type of Reporting Person
PN (Chipman First Family Limited Partnership)

1. Names of Reporting Persons.
Michael A. Chipman

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
The Chipman First Family Limited Partnership is a Nevada limited partnership, Michael and Evelyn Chipman are citizens of the United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
716,660

9. Sole Dispositive Power

10. Shared Dispositive Power
716,660

11. Aggregate Amount Beneficially Owned by Each Reporting Person
716,660
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.28%
14. Type of Reporting Person
IN (Michael A. Chipman and Evelyn Chipman)

1. Names of Reporting Persons.
Evelyn Chipman

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
The Chipman First Family Limited Partnership is a Nevada limited partnership, Michael and Evelyn Chipman are citizens of the United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
716,660

9. Sole Dispositive Power

10. Shared Dispositive Power
716,660

11. Aggregate Amount Beneficially Owned by Each Reporting Person
716,660
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.28%
14. Type of Reporting Person
IN (Michael A. Chipman and Evelyn Chipman)

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock of B of I Holding, Inc., and the principal executive offices of such entity are located at 12777 High Bluff Drive, Suite 100 San Diego, California.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Chipman First Family Limited Partnership, Michael A. Chipman & Evelyn Chipman
Note: The Chipman First Family Limited Partnership ("CFFLP") is a Nevada limited Partnership.  Michael and Evelyn Chipman are individuals with no principal occupation apart from managing their personal affairs.  Michael and Evelyn Chipman are (a) the sole managers and members of ChipEnt, LLC, a Nevada limited liability company that is the sole general partner of CFFLP and whose principal business is to act as the general partner for family limited partnerships established by the Chipmans’ and (b) the sole trustees and settlers of the Chipman Trust, the sole limited partner of CFFLP.

(b) PO Box 19190 (c/o D. Damon), Reno, Nevada 89511

(c) principal business is to hold investment assets for the benefit of the M&E Chipman Living Trust 9/28/95 (the "Chipman Trust").

(d) None of the reporting persons has been convicted in a criminal proceeding in the last 5 years (excluding traffic violations or similar misdemeanors), nor have they been party to any proceeding, jurisdiction or order concerning any violation of federal or state securities laws.

(e) None of the reporting persons has been during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) USA for Michael & Evelyn Chipman.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 14, 2010, CFFLP converted Series B preferred stock into 44,400 shares of the issuer’s common stock at a price of $9.01 per share.  All funds used to acquire the Series B had been from CFFLP’s checking account.

ITEM 4. PURPOSE OF TRANSACTION

CFFLP purchased shares for its own investment purposes without any further plans or proposals contemplated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) CFFLP and the Chipmans beneficially own 716,660 shares of the issuer’s common stock, consisting of 685,700 shares held by CFFLP and 30,960 shares issuable upon conversion of issuer Series B preferred stock held by CFFLP;

(b) Michael and Evelyn Chipman are the sole managers of the sole general partner of CFFLP and, accordingly, share all voting and depository power of the reported holdings;

(c) On September 15, 2011, CFFLP acquired 500 Series B preferred shares at a purchase price of $1,000 per share which are convertible into 30,960 shares of the issuer’s common stock.  Funds used to acquire the shares were from CFFLP’s checking and brokerage funds;

(d) not applicable;

(e) not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The reporting persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2012
Date

/s/ Michael A. Chipman
Signature

/s/ Evelyn Chipman
Signature